

Mail Stop 7010

May 18, 2007

Mr. Irit Eluz
Chief Financial Officer and Senior Vice
President Finance and Treasurer
Ampal-American Israel Corporation
111 Arlozorov Street
Tel Aviv, Israel 62098

      **RE:**    **Form 10-K for the Fiscal Year ended December 31, 2006**
                **Form 10-Q for the Fiscal Quarter March 31, 2007**
                **File No. 1-16583**

Dear Mr. Eluz:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended August 31, 2005

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.  Please discuss and analyze your results for each reportable segment.  Your disclosures for each segment should quantify the reasons for significant changes in revenues and pretax operating income (loss) in terms of the amount of increase or decrease due to prices, volume, foreign currency, and other factors.  Please include explanation of the underlying reasons for significant changes.  Please also quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes.  Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 20

3.  Please disclose that you have generated all of your cash provided from operations in 2006 and 2004 and a majority of the cash provided from operations in 2005 from the sale of trading securities.  Please also disclose that you have no significant trading securities available for sale at December 31, 2006.

Contractual Obligations, page 24

4.  Please revise your table of contractual cash obligations to include estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Balance Sheets, page 28

5.  You disclosed that $9 million in cash has been placed as a compensating balance for various loans and is unavailable as a source of cash.  Please present restricted cash in a separate line item from cash and cash equivalents.  Please disclose the legal terms of the compensating balance arrangements in accordance with Rule 5.02(1) of Regulation S-X.  Based on the legal terms of the compensation balance

arrangement please tell us whether this restricted cash should be classified as a current asset or a non-current asset on your balance sheet. Please refer to paragraph 6 in Chapter 3A of ARB 43.

Consolidated Statements of Operations, page 30

6. Since you disclosed that you are an investment company please tell us why you do not present total revenues from investment related activities less interest expense to arrive at net revenues from investment related activities. Please also state separately any material general and administrative expense amounts that exceed 5% of total Other expenses.

Consolidated Statements of Cash Flows, page 31

7. Please revise to exclude restricted cash from the cash total in your statements of cash flows. Please refer to rule 5-02 of Regulation S-X.

Note 3 – Acquisitions, Dispositions and Impairments, page 42

8. You recorded a gain of $2.2 million on the sale and leaseback of your headquarters in Tel-Aviv in 2006. Please tell us what accounting guidance you relied upon in recognizing the entire gain in 2006. Please also tell us what your plans are for your future headquarters in Israel.

Note 8 – Minority Interest, net, page 47

9. You disclosed that Am-Hal issued a warrant to Phoenix Insurance Company to purchase 19.9% of its stock. Please disclose the assumptions used to determine the $1.3 million value of the warrants. Based on the $1.3 million value of the warrant and the warrant exercise period of four years, please tell us how you computed amortization expense of $200,000.

Note 9 – Shareholders' Equity, page 48

10. You disclosed that you completed the sale of 8,142,705 shares of stock and 4,071,352 warrants to purchase shares of stock based on a price of $4.65. However, the price of your stock fluctuated between $4.72 and $4.84 on December 28, 2006. Based on the price of your stock on December 28, 2006 it appears that the warrants may have been issued at a discount to the fair value of your stock. Please tell us how you determined the $4.65 price of your stock given the higher market value of your stock on December 28, 2006. Please also quantify for us how you determined the fair value of the warrants of $308,000. Please also tell us why you assumed a relatively low volatility of 13.76% for these

warrants, but a volatility of 41.11% to determine the fair value of your stock options.

Note 14 – Operating Segments Information, page 54

11. You disclosed that your real estate segment consists of rental property owned in Israel and the United States and operations of a subsidiary which operates a chain of senior citizens facilities. You also disclosed that corporate office expense is principally applicable to the financing operation and has been charged to the finance segment. However, on page 43 you disclosed that you recorded the $2.2 million gain on sale of Tel-Aviv headquarters in the real estate segment. Please explain to us this apparent discrepancy.

12. You disclosed intercompany adjustments to total assets of $268 million. Please describe the nature of these intercompany adjustments as required by paragraph 32 of SFAS 131.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,


Rufus Decker
Branch Chief